Exhibit 99.3

6633 Collplant EGM VIF

Proof 2

Extraordinary General Meeting of CollPlant Biotechnologies Ltd.

Date: October 27, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve certain funding agreements of the Company with Ami Sagi and with certain U.S. investors that include a private placement to Mr. Sagi that will result in, among other things, (i) an increase in Mr. Sagi's holdings to more than 25% of the voting rights in the Company, which will result in Mr. Sagi acquiring a controlling interest (as such term is defined in the Israeli Companies Law of 1999 (the "Companies Law")) in the Company, pursuant to Section 328(b) of the Companies Law, and (ii) resulting issuances under existing price protection undertakings.	☐	☐	☐

	Yes	No
1.a. Do you have a personal interest in the approval of Proposal 1 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 1)?	☐	☐

	For	Against	Abstain
2. To approve an increase in the Company's authorized share capital to NIS 45,000,000 divided by 30,000,000 ordinary shares NIS 1.50 par value each, and to amend the Company's memorandum of association and articles of association accordingly.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________ Please Sign Here	__________ Please Date Above
__________ Please Sign Here	__________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of CollPlant Biotechnologies Ltd. to be Held on October 27, 2019 for Holders as of September 27, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on October 23, 2019.

For additional information, please visit:
https://ir.collplant.com/

PROXY TABULATOR FOR

COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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6633 Collplant EGM VIF.indd 1

9/16/2019 3:05:28 PM

CollPlant Biotechnologies Ltd.Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on October 23, 2019)The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of CollPlant Biotechnologies Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on September 27, 2019 at the Extraordinary General Meeting of the Company, to be held on October 27, 2019 at 10:00 a.m. (Israel time), or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.NOTES:1. Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item.(Continued and to be marked, dated and signed, on the reverse side)